EXHIBIT 21.1

SUBSIDIARIES OF CENTRAL JERSEY BANCORP

Name of Subsidiary	State of Incorporation

Central Jersey Bank, National Association	New Jersey

MCBK Capital Trust I	Delaware

CJB Investment Company1	New Jersey

Central Delaware Investment Co.2	Delaware
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1 A wholly-owned subsidiary of Central Jersey Bank, N.A.

2 A wholly-owned subsidiary of CJB Investment Company.